China Nutrifruit Group Limited
5th Floor, Chuangye Building, Chuangye Plaza
Industrial Zone 3, Daqing Hi-Tech Industrial Development Zone
Daqing, Heilongjiang 163316
People’s Republic of China

May 25, 2010

By EDGAR Transmission and by Hand Delivery
James Giugliano
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	China Nutrifruit Group Limited
Form 10-K for the Fiscal Year Ended March 31, 2009
Filed June 30, 2009
Response Letter Dated May 7, 2010
File No. 001-34440

Dear Mr. Giugliano:

On behalf of China Nutrifruit Group Limited (“China Nutrifruit” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated May 12, 2010, providing the Staff’s comments with respect to the above referenced Form 10-K for the fiscal year ended March 31, 2009.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Form 10-K for the Fiscal Year Ended March 31, 2009

Note 1 — Nature of Business, page 58

1.

We note your response to our prior comment number two. To assist us in evaluating your response, please provide us with a timeline of the events surrounding the escrow arrangement, the terms and dates for settlement of the escrow account, and the dates or financial periods in-which accounting recognition occurred- Please also tell us the intended objective of the escrow agreement and any other terms that may impact the outcome of the agreement (e.g. whether Mr. Kung’s continued involvement with the Company was required or whether it was solely based on the financial results). In your response, please clarify whether the shares were issued by the Company to Mr. Kung and then placed into escrow, whether he purchased the shares in a private placement transaction, or whether Mr. Kung owned the shares through a prior transaction.

China Nutrifruit Response: Per the Staff’s comments, below is the timeline of the events surrounding the escrow arrangement:

1. On November 12, 2007 and May 21, 2008, Solar Sun Holdings Limited, a Hong Kong corporation (“Solar Sun”), acquired 75% and 25% ownership interest in Daqing Longheda Food Company Limited, a company established under the laws of the People’s Republic of China (“Longheda”), respectively. Fezdale Investments Limited, a British Virgin Islands company (“Fezdale”), was the100% owner of Solar Sun. Yiu Fai Kung (“Mr. Kung”) and Kwan Mo Ng (together with Mr. Kung, the “Shareholders”) collectively own 100% of Fezdale.

2. On August 14, 2008, the Company (FKA Fashion Tech International, Inc.) entered into a share exchange agreement, with Fezdale and the Shareholders pursuant to which, the Shareholders transferred all of the shares of the capital stock of Fezdale held by them, constituting all of the issued and outstanding stock of Fezdale, in exchange for 30,166,878 newly issued shares of the Company’s common stock (the “Common Stock”) that constituted 86.59% of the Company’s then issued and outstanding capital stock on a fully-diluted basis (after taking into account the initial closing of the Private Placement as described below) (the “Share Exchange”).

3. On August 14, 2008, immediately after the consummation of the Share Exchange, the Company effected the initial closing of a private placement transaction (the “Private Placement”) with certain accredited investors (the “Investors”) whereby the Company issued 1.8 million shares of the Common Stock for an aggregate purchase price of approximately $5 million, or $2.78 per share. On October 2, 2008 and October 10, 2008, the Company effected the second and final closing of the Private Placement. In connection with the Private Placement, the Company issued a total of 3,085,840 shares of the Common Stock for $8.58 million in aggregate at $2.78 per share.

4. On August 14, 2008, as part of the Private Placement, Mr. Kung entered into a make good escrow agreement with the Investors, which was amended on October 10, 2008, whereby Mr. Kung pledged to the Investors 3,085,840 of his shares of the Common Stock (equal to the total number shares purchased by the Investors) (the “Investor Pledged Shares”). In addition, Mr. Kung also entered into a make good escrow agreement with HFG International, Limited (“HFG”), whereby he pledged 2,513,758 of his shares of the Common Stock to HFG (the “HFG Pledged Shares,” together with the Investor Pledged Shares, the “Pledged Shares”). Mr. Kung acquired the Pledged Shares as a result of the Share Exchange.

Pursuant to the two make good escrow agreements, Mr. Kung established two escrow accounts and delivered to the escrow agent certificates evidencing 3,085,840 shares and 2,513,758 shares of the Common Stock he held along with blank stock powers, for the benefit of the Investors and HFG, respectively. Mr. Kung agreed that if the after tax net income (the “ATNI”) for the Company’s 2009 fiscal year is less than $13,919,707 or the

ATNI for the Company’s 2010 fiscal year is less than $18,495,315 (after the exclusion of certain items from the calculation), then, in each case, Mr. Kung will transfer to the Investors, on a pro rata basis, and HFG, 50% of the applicable make good shares, respectively. If the ATNI for the Company’s 2009 fiscal year is no less than $13,919,707 (after the exclusion of certain items from the calculation), 50% of the make good shares will be released to Mr. Kung. If the ATNI for the Company’s 2010 fiscal year is no less than $18,495,315 (after the exclusion of certain items from the calculation), then the remaining 50% of the make good shares will be released to Mr. Kung.

5. On June 30, 2009, the Company filed its annual report on Form 10-K for the fiscal year ended March 31, 2009 and met the ATNI threshold for fiscal year 2009. The escrow agent subsequently returned 2,799,799 shares of the Pledged Shares to Mr. Kung. Accordingly, the Company recorded a non-cash charge to compensation cost of $9,519,316.6 in the fourth fiscal quarter of 2009 related to the release from escrow to Mr. Kung of 2,799,799 Pledged Shares.

The objective of the make good escrow arrangements was to ensure the proper valuation of the Share Exchange and the Private Placement. The number of shares received by the Shareholders in the Share Exchange and the per share price of $2.78 paid by the Investors in the Private Placement was determined based on the Company’s projected ATNI of $13,919,707 and $18,495,315 for fiscal years 2009 and 2010. If the Company fails to achieve the projected ATNI, the original valuation is too high and the make good escrow arrangement is intended to function as an adjustment to the original valuation and incentive for the Company to achieve the projected ATNI. The release of the Pledged Shares is based on the Company’s achievement of the relevant ATNI thresholds only. Mr. Kung’s continued involvement with the Company is not required. As a matter of fact, after the Share Exchange, neither Mr. Kung nor Mr. Ng was involved in the management or operation of the Company.

Note 10 — Provision for Income Taxes, page 68

2.

We note from your response to our prior comment number four that your “tax losses not yet recognized” relate to tax benefits you do not expect to realize and thus have been subject to a full valuation allowance. However, we note that your valuation allowance increased by $3,867,058 at March 31, 2009 compared to March 31, 2008 while your revised reconciliation appears to only attribute $317,716 to “tax losses not yet recognized”. Please explain why these amounts differ. Please also modify your title of “tax losses not yet recognized” or expand your disclosure to make clear that this amount relates to the increase in your valuation allowance.

China Nutrifruit Response: Per the Staff’s comment, we have modified the title “tax losses not yet recognized” to “changes in valuation allowance.” We also plan to revise Note 10 to the Company’s financial statements as set forth in Exhibit A.

In the revised Exhibit A, the valuation allowance increased by $3,649,522 at March 31, 2009. In the tax reconciliation, the increase in valuation allowance, amounting to $3,649,522, was allocated to headings under “changes in valuation allowance” ($317,761) and “non-deductible expense” ($3,331,761) respectively. The $3,331,761 represents the tax effect of stock compensation expense.

3.

We note U.S. income taxes and foreign withholding taxes were not recognized on undistributed earnings of your PRC subsidiary (Daqing Longheda Food) because you intend to indefinitely reinvest your PRC subsidiary earnings. From your response to our prior comment number three, we also note you do not anticipate generating taxable income in the U.S. (China Nutrifruit), British Virgin Islands (Fezdale Investments) or Hong Kong (Solar Sun Holding). Please tell us how you intend to obtain the resources to fund the future losses of these entities and whether you have the ability to obtain those resources without repatriating indefinitely reinvested PRC subsidiary earnings. Please be specific in your response and address the timing of your planned resources versus your funding needs.

China Nutrifruit Response: The amount of funding needs for the U.S. company (China Nutrifruit), BVI company (Fezdale) and Hong Kong company (Solar Sun) is insignificant because all our business operations are done through our PRC subsidiary Longheda. We have historically set aside a portion of the fund raised from our pervious private placement transactions as working capital for these non-PRC companies. We expect such amount to provide sufficient working capital for these companies through 2011. The Company plans to raise capital through private placement and/or public offering from time to time in the future to fund its expansion plan and other projects. The Company will put aside additional amount from such fundraisings to fund the future expenses of these non-PRC entities.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Jing Zhang of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel, at (202) 663-8323.

Sincerely,

China Nutrifruit Group Limited

By:/s/ Colman Cheng
      Colman Cheng
      Chief Financial Officer